Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Fiscal Year Ended December 31,					Three Months Ended March 31, 2010
	2005	2006	2007	2008	2009
Income (loss) before income taxes	$(5,409)	$(13,626)	$(20,384)	$(19,959)	$(21,800)	$(1,842)
Fixed charges	649	360	1,253	836	426	25

Total earnings (loss) for computation of ratio (1)	$(4,760)	$(13,266)	$(19,131)	$(19,123)	$(21,374)	$(1,817)

Fixed Charges:
Interest expensed	$627	$310	$1,195	$766	$179	$3
Interest attributable to rentals	22	50	58	70	247	22

Total fixed charges	$649	$360	$1,253	$836	$426	$25

Ratio of earnings to fixed charges	—	—	—	—	—	—

(1)

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized. Due to our losses for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, and for the three months ended March 31, 2010, earnings were insufficient to cover fixed charges for these periods.